Filed pursuant to Rule 424(b)(3)
Registration File No. 333-186111

BENEFIT STREET PARTNERS REALTY TRUST, INC.

DISTRIBUTION REINVESTMENT PLAN

SUPPLEMENT NO. 1, DATED MAY 18, 2017,
TO THE PROSPECTUS, DATED MARCH 7, 2017

This prospectus supplement (“Supplement No. 1”), is part of the prospectus of Benefit Street Partners Realty Trust, Inc. (the “Company”), dated March 7, 2017 (the “Prospectus”). This Supplement No. 1 supplements, modifies or supersedes certain information contained in the Prospectus and should be read in conjunction with the Prospectus. Terms used in this Supplement No. 1 and not otherwise defined herein have the same meanings as set forth in the Prospectus.

On May 10, 2017, our board of directors, including our independent directors, unanimously determined to amend the method by which the purchase price for shares of common stock purchased under the Plan is determined. The amendment was effective as of May 10, 2017 and will be applied to all monthly dividends commencing with the May 2017 dividends. The purpose of this Supplement No. 1 is to amend the disclosure in the Prospectus to reflect this change.

The following disclosure updates disclosure throughout the Prospectus regarding the method by which the purchase price is determined under the Plan.

Reinvestment Price

The purchase price for shares purchased with reinvested cash distributions under the Plan for any given reinvestment date shall be the lesser of (i) the Company’s most recent Estimated Per-Share NAV, as approved by our board of directors from time to time, and (ii) the Company’s book value per share, computed in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The book value per share as of a given reinvestment date shall be equal to the Company’s total common stockholder’s equity divided by the total shares of common stock outstanding, each as reported by the Company in the consolidated financial statements included in the Company’s most recent Exchange Act periodic report filed with the SEC, as rounded to the nearest cent. For example, as of the date of this Supplement No. 1, the reinvestment purchase price per share is $19.62, which is the book value per share as determined by dividing (i) the total common stockholder’s equity of $621,307,000, by (ii) the total shares of common stock outstanding of 31,673,924, each as disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2017, as filed with the SEC on May 12, 2017. In this example, the book value per share of $19.62 is less than the Company’s most recent Estimated Per-Share NAV of $20.05, as approved by our board of directors in November 2016, and therefore the current reinvestment purchase price is the book value per share of $19.62.

Our shares are not publicly traded and there is no established public trading market for the shares on which to base market value. Investors are cautioned that common stock not publicly traded is generally considered illiquid and our Estimated Per-Share NAV and/or book value per share may not be realized when an investor seeks to liquidate his or her common stock or if we were to liquidate our assets.